Exhibit 12.1

Ratio of Earnings to Fixed Charges

	2006	2005	2004	2003	2002

Fixed Charges:
Interest expensed & capitalized	$26,486	$22,973	$12,528	$13,372	$14,354

Amortized premiums, discounts, & capitalized expenses related to indebtedness	—	—	—	—	—
Estimate of interest within rental expense	12,757	12,173	6,229	5,780	5,845
Preference security dividend requirements	—	—	—	—	—

Total Fixed Charges	$39,243	$35,146	$18,757	$19,152	$20,199

Earnings:
Pretax (loss) income	(5,451)	8,677	4,546	3,315	2,257
Fixed Charges		35,146	18,757	19,152	20,199
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Co. share of pre-tax losses of equity investees for which charges arriving from guarantees are included in fixed charges	—	—	—	—	—

Subtotal	33,792	43,823	23,303	22,467	22,456

Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Minority interest in pre-tax income of minority subsidiaries that have not incurred fixed charges	—	—	—	—	—

Total	$33,792	$43,823	$23,303	$22,467	$22,456

Ratio:	0.9	1.2	1.2	1.2	1.1